10F-3 Report
CGCM International Fixed Income Investments
	9/1/2012		through	2/28/2013

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
Barclays Bank plc - Contingent Capital	PIMCO	11/14/2012	Barclays Capital	3,000,000,000	1,000,000	100.00
Grupo Financiero Santander de Mexico ADR- B	PIMCO	11/20/2012	JP Morgan Securities	1,000,000,000	2,600,000	$111.34